Dreyfus Founders Funds, Inc.
File No. 811-1018

Form N-SAR
Item 77.O.

Transactions Effected Pursuant to Rule 10f-3

On January 9, 2008, Dreyfus Founders Balanced Fund purchased from Citigroup Global Markets corporate notes issued by The Kroger Co. having a principal value of $15,000 at a price of 99.749, for a total purchase amount of $14,962.35. The commission/spread on this transaction was 0.675% . The members of the underwriting syndicate were: Citigroup Global Markets, RBS Greenwich Capital, Bank of America Securities, BNY Capital Markets, Inc., CastleOak Securities, JP Morgan, Lazard Capital Markets, Rabobank Nederland, and US Bank.

On February 5, 2008, Dreyfus Founders Balanced Fund purchased from Lehman Brothers Inc. 2,000 shares of preferred stock issued by Lehman Brothers Holdings at a price of 25.00 per share, for a total purchase amount of $50,000.00. The commission on this transaction was 0.7875% . The members of the underwriting syndicate were: Lehman Brothers Inc., Citi, Bank of America, Merrill Lynch & Co., Morgan Stanley, UBS Investment Bank, Wachovia Securities, RBC Capital Markets, Suntrust Robinson Humphrey, Wells Fargo Securities, and BNY Capital Markets, Inc.

The Board of Directors of Dreyfus Founders Funds, Inc. (the “Registrant”) determined that these transactions were effected in compliance with the Registrant’s Procedures for Investment Pursuant to Rule 10f-3 Under the Investment Company Act of 1940, as Amended. This determination was based on a memorandum from the Registrant’s Chief Compliance Officer and copies of a Pre-Purchase Approval Form – Purchase of Securities Underwritten by an Affiliate prepared for each transaction. Those forms documented the terms of the transactions and certain other information, including the fact that the affiliated underwriter (BNY Capital Markets, Inc.) did not benefit from the purchases.